Exhibit 99.1

ProQR Therapeutics Announces $8.1 Million in New Funding from Rett Syndrome Research Trust to Expand RNA Editing Collaboration

LEIDEN, Netherlands & CAMBRIDGE, Mass., December 11, 2024 – ProQR Therapeutics NV. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today announced an expansion of its collaboration with the Rett Syndrome Research Trust (RSRT). Building on the initial $1 million research grant announced in January 2024, the expanded partnership includes an additional $8.1 million in funding from the RSRT, for a total of $9.1 million. The funding will support the advancement of AX-2402 into clinical trials.

Rett Syndrome, a rare and devastating neurodevelopmental disorder, affects approximately 350,000 people worldwide, predominantly girls. With no current cures and limited treatment options, Rett Syndrome presents a significant unmet medical need. AX-2402 is being developed for individuals with Rett syndrome who have the R270X mutation in MECP2 gene, and is based on ProQR’s proprietary Axiomer RNA editing platform. Axiomer can target many mutations beyond R270X that collectively impact a large segment of the Rett population. Success with AX-2402 sets the foundation for developing RNA editing therapeutics to target the remaining mutations.

“We are deeply committed to bring innovative solutions to patients with high unmet needs, such as those living with Rett Syndrome, and are grateful for the expanded partnership with the Rett Syndrome Research Trust,” said Gerard Platenburg, Chief Scientific Officer of ProQR. “The increased support from RSRT underscores the potential of our Axiomer RNA editing technology platform to address complex genetic CNS conditions. The expanded collaboration enables us to accelerate the development of AX-2402 for Rett syndrome and to advance this program into clinical trials.”

Monica Coenraads, Founder and CEO of the Rett Syndrome Research Trust, commented: “Individuals with Rett Syndrome live with the profound effects of this condition every day, and they deserve transformative therapies. This partnership with ProQR is exciting and ambitious. We are encouraged by the progress we’ve seen so far and believe that together we are taking critical steps toward achieving our mission of eradicating Rett Syndrome.”

The additional $8.1 million in funding will enable ProQR to accelerate work on RNA editing approaches tailored to the genetic mutations that cause Rett Syndrome. This next phase of the collaboration will focus on optimizing therapeutic candidates targeting the transcription factor Methyl CpG binding protein 2 (MECP2) and advancing them toward clinical development.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About Rett Syndrome

Rett syndrome is a progressive neurodevelopmental disorder caused by genetic mutations in the Methyl CpG binding protein 2 (MECP2) and diagnosed primarily in females. It is characterized by apparently normal psychomotor development during the first six to 18 months after birth, followed by a period of developmental stagnation, then a regression in language and motor skills, followed by long-term relative stability. During the phase of regression, affected patients develop repetitive, stereotypic hand movements that replace purposeful hand use. Additional symptoms include gait ataxia and apraxia, seizures, tremors, episodic apnea and/or hyperpnea, gastrointestinal issues, scoliosis and musculoskeletal problems, anxiety and sleep issues and bruxism.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, express and implied statements regarding our expanded collaboration with RSRT, including the plan of the collaboration and the intended benefits thereof, the further development and advancement of our Axiomer™ platform, including our anticipated strength and continued investment in it, as well as the potential of our technologies and product candidates, our ability to accelerate the development of AX-2402 for Rett syndrome and advance the program into clinical trials, the therapeutic potential of our Axiomer RNA editing oligonucleotides and our ability to optimize therapeutic candidates covered by the collaboration, and the timing, progress and results of our preclinical studies and other development activities, including the release of data related thereto, our business operations, as well as the timing of our clinical development. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Eli Lilly and the Company; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical instability and conflicts. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com

or
Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com

Media contact:
Robert Stanislaro
FTI Consulting
T: +1 212 850 5657
robert.stanislaro@fticonsulting.com